Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Member

Sabine Pass Liquefaction, LLC

We consent to the use of our report dated February 18, 2016, except as to Note 9, which is as of February 2, 2017, with respect to the balance sheets of Sabine Pass Liquefaction, LLC as of December 31, 2015 and 2014, and the related statements of operations, comprehensive loss, member’s equity, and cash flows for each of the years in the two-year period ended December 31, 2015, included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change in the method of accounting for debt issuance costs.

/s/ KPMG LLP

Houston, Texas

February 2, 2017